UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
                             FORM 4

[ ]                                  Check this box if no longer
OMB APPROVAL
   subject to Section 16. Form 4     OMB NUMBER:  3235-0287
   or Form 5 obligations may         Expires: January 31, 2005
   continue. See Instruction         Estimated average burden
   1(b).                             hours per response ....0.5

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of
1935 or Section 30(h) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*

    CATHEY                  W.                         HARVE
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    (Last)              (First)                      (Middle)

    1510 N HAMPTON, SUITE 300
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                        (Street)

     DESOTO               TX                             75115
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     (City)             (State)                          (Zip)

2. Issuer Name and Ticker or Trading Symbol

   ENNIS BUSINESS FORMS, INC. (EBF)
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3. I.R.S. Identification Number of Reporting Person, if an
   entity (Voluntary)


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4 Statement for Month/Day/Year

  01/06/03
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5. If Amendment, Date of Original (Month/Day/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)


--- Director                           --- 10% Owner

 X
--- Officer (give title below)         --- Other (specify below)

       SECRETARY - TREASURER
     -------------------------------------------------


7. Individual or Joint/Group Filing (Check Applicable Line)

 X
--- Form filed by One Reporting Person


--- Form filed by More than One Reporting Person
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

     Table I - Non-Derivative Securities Acquired, Disposed of,
                   or Beneficially Owned

1. Title of     2. Trans-     2A. Deemed      3. Transaction   4. Securities Acquired (A)
   Security        action         Execution      Code             or Disposed of (D)
   (Instr. 3       Date           Date,          (Instr. 8)       (Instr. 3, 4
                                  if any                           and 5)
                   (Month/
                   Day/           (Month/                              (A)
                   Year)          Day/                                 or
                                  Year)                        Amount  (D)   Price

                                              Code       V
-------------   ----------  ------------      ----       -     ------  ---   -----
COMMON STOCK    01/06/03    01/06/03           J               6,619   A     See Note

1. Title of         5. Amount of          6. Ownership Form:       7. Nature of Indirect
   Security            Securities            Direct (D) or            Beneficial
   (Instr. 3)          Beneficially          Indirect (I)             Ownership
                       owned Following
                       Reported
                       Transactions(s)

                       (Instr. 3
                        and 4)               (Instr. 4)               (Instr. 4)
-------------        -----------------    ---------------         ----------------------
COMMON STOCK         24,619                D

Note: Received distribution of vested interest in account with Company's Employee Stock Ownership Plan due to termination of plan.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                                              (Over)
                                                    SEC 1474 (09-02)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)


1. Title      2. Conver-  3. Trans-  3A. Deemed   4. Trans-  5. Number of
   Derivative    sion or     action      Execu-      action     Derivative
   Security      Exer-       Date        tion        Code       Securities
   (Instr. 3)    cise        (Month/     Date,       (Instr.    Acquired
                 Price of     Day/       if any       8)        (A) or
                 Deriva-      Year)      (Month/                Disposed
                 tive                     Day/                  of (D)
                 Security                 Year)                 (Instr. 3,
                                                                4 and 5)
                                                    Code V      (A)    (D)
------------  ----------- ---------- ------------- ---------    ---    ---
ISO granted
 12/15/93     $13.81

ISO granted
 06/20/96     $11.063

ISO granted
 01/11/99     $10.25

SO granted
 04/20/00     $7.0625     04/20/00                 T    V       15,000


1. Title      6. Date Exer-        7. Title and Amount    8. Price of   9. Number of
   Derivative    cisable and          of Underlying          Deriva-       derivative
   Security      Expiration           Securities             tive          Securities
   (Instr. 3)    Date (Month/         (Instr. 3 and 4)       Security      Beneficially
                 Day/Year)                                   (Instr. 5)    Owned Follow-
                                                                           ing Reported
                 Date     Expira-               Amount                     Trans-
                 Exer-    tion                  or Number                  action(s)
                 cisable  Date        Title     of Shares                  (Instr. 4)
------------- ----------  -------  ------------ --------- ------------- -----------------
ISO granted    See
 12/15/93      Note       12/03    Common Stock                          3,000

ISO granted    See
 06/20/96      Note       06/06    Common Stock                         15,000

ISO granted    See
 01/11/99      Note       01/09    Common Stock                          5,000

ISO granted    See
 04/20/00      Note       04/10    Common Stock 15,000     $7.0625       5,000

1. Title          10. Ownership      11. Nature of
   Derivative         Form of            Indirect
   Security           Derivative         Beneficial
   (Instr. 3)         Security:          Ownership
                      Direct (D)         (Instr. 4)
                      or Indirect
                      (I) (Instr.
                      4)
-------------    -----------------   -------------
ISO granted
 12/15/93         D

ISO granted
 06/20/96         D

ISO granted
 01/11/99         D

SO granted
 04/20/00         D




Explanation of Responses:

Note: Each incentive stock option contract expires ten years from date of grant, and provides that shares will become exercisable as follows: 25% after two years; 50% after three years; 75% after four years and 100% after five years; all from date of grant; all option contracts are granted at market price on the date of grant.




/s/Harve Cathey                           January 8, 2003
-------------------------------          -----------------------
**Signature of Reporting Person                   Date

** Intentional  misstatements  or  omissions of  facts constitute
   Federal Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C.
   78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction
      6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                          Page 2
                                                SEC 1474 (09-02)